UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF APRIL 2005

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82                    .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: April 29, 2005	By:	/s/ RANDY MILNER
		Name:	Randy Milner
		Title:	Senior Vice President, General Counsel & Corporate Secretary

NEWS RELEASE	Methanex Corporation 1800 - 200 Burrard St. Vancouver, BC Canada V6C 3M1 Investor Relations: (604) 661-2600 http://www.methanex.com

For immediate release

METHANEX DELIVERS HIGHER EARNINGS AND CASH FLOWS

April 28, 2005

Methanex Corporation recorded net income of US$76.0 million (US$0.63 diluted net income per share) and generated EBITDA1 of US$134.7 million for the first quarter ended March 31, 2005. This compares to net income of US$46.8 million (US$0.38 diluted net income per share) and EBITDA of US$93.4 million for the same period in 2004. In the fourth quarter of 2004, the Company reported net income of US$66.1 million (US$0.54 diluted net income per share) and EBITDA of US$120.8 million.

Bruce Aitken, President and CEO of Methanex commented, “We are delighted to have produced a record quarter. The earnings and cash flows that we achieved in the first quarter are our highest in 10 years. Methanol pricing remained strong and stable in the first quarter, underpinned by tight methanol industry supply and demand fundamentals in an environment of high global energy prices. This resulted in a continuation of the very favourable business environment that Methanex enjoyed in 2004. Our average realized price for the first quarter of 2005 was US$262 per tonne compared with US$251 per tonne for the previous quarter and US$223 per tonne for the first quarter 2004. As we enter the second quarter of 2005, the methanol market remains tight, global inventories remain below normal levels and global Methanex reference prices are stable, ranging from US$302 to $316 (US$0.91 — $0.95 gallon) before discounts.”

Mr. Aitken continued, “Our fourth plant in Chile is currently in the commissioning phase and is progressing well. This plant will increase our total low cost production capability to 5.8 million tonnes per year and significantly improve our ability to generate cash throughout the methanol price cycle. We plan to be shipping methanol to our customers from the 840,000 tonne per year Chile IV plant in the second quarter.”

Mr. Aitken added, “Numerous planned and unplanned outages in the industry to date in 2005 resulted in global inventories remaining below historic norms. Looking ahead, we remain optimistic that tight market conditions and above average methanol pricing will continue in 2005. We believe that the impact of planned methanol capacity additions this year should be largely offset by further industry restructuring and increased demand.”

-more-

-continued-

Mr. Aitken concluded, “We continue to enjoy excellent financial strength and flexibility. With US$257 million cash on hand at the end of the first quarter of 2005 and a US$250 million undrawn credit facility, we have the financial capacity to complete our capital maintenance spending program, pursue new opportunities to enhance our strategic position in the methanol industry and continue to deliver on our commitment to maintain a prudent balance sheet and return excess cash to shareholders.”

A conference call is scheduled for Thursday, April 28 at 11:00 am EDT (8:00 am PDT) to review these first quarter results. To access the call, dial the Telus Conferencing operator ten minutes prior to the start of the call at (416) 883-0139, or toll free at (888) 458-1598. The security passcode for the call is 75577. A playback version of the conference call will be available for seven days at (877) 653-0545. The reservation number for the playback version is 261996. There will be a simultaneous audio-only webcast of the conference call, which can be accessed from our website at www.methanex.com.

Methanex is a Vancouver based, publicly-traded company engaged in the worldwide production and marketing of methanol. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the Nasdaq National Market in the United States under the trading symbol “MEOH.”

-end-

[1]	For a definition of EBITDA, please refer to “Additional Information — Supplemental Non-GAAP Measure” included in this Interim Report.

For further information, contact:

Wendy Bach
Director, Investor Relations
Tel: 604.661.2600

Information in this news release and the attached management’s discussion and analysis may contain forward-looking statements. By their nature, such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. They include world-wide economic conditions, actions of competitors, the availability and cost of gas feedstock, the ability to implement business strategies and pursue business opportunities, conditions in the methanol and other industries including the supply and demand for methanol and the risks attendant with producing and marketing methanol, integrating acquisitions and realizing anticipated synergies and carrying out major capital expenditure projects. Please also refer to our publicly available documents filed from time to time with securities commissions.

1	Interim Report For the three months ended March 31, 2005

At April 26, 2005 the Company had 118,503,092 common shares issued and outstanding and stock options exercisable for 1,196,400 additional common shares.

Share Information

Methanex Corporation’s common shares are listed for trading on the Toronto Stock Exchange under the symbol MX and on the Nasdaq National Market under the symbol MEOH.

Transfer Agents & Registrars
CIBC Mellon Trust Company
320 Bay Street
Toronto, Ontario, Canada M5H 4A6
Toll free in North America:
1-800-387-0825

Investor Information

All financial reports, news releases and corporate information can be accessed on our web site at www.methanex.com.

Contact Information
Methanex Investor Relations
1800 — 200 Burrard Street
Vancouver, BC Canada V6C 3M1

E-mail: invest@methanex.com
Methanex Toll-Free: 1-800-661-8851

First Quarter Management’s Discussion and Analysis

Except where otherwise noted, all currency amounts are stated in United States dollars.

     This first quarter 2005 Management’s Discussion and Analysis should be read in conjunction with the 2004 Annual Consolidated Financial Statements and the Management’s Discussion and Analysis included in the Methanex 2004 Annual Report. The Methanex 2004 Annual Report and additional information relating to Methanex is available on SEDAR at www.sedar.com.

	Three Months Ended
	Mar 31	Dec 31	Mar 31
($ millions, except where noted)	2005	2004	2004

Sales volumes (thousands of tonnes)
Company produced:
Chile and Trinidad	1,127	1,073	954
Kitimat and New Zealand	248	458	273

	1,375	1,531	1,227
Purchased	296	402	535
Commission sales[1]	145	128	—

	1,816	2,061	1,762

Average realized methanol price ($ per tonne)[2]	262	251	223
Methanex average non-discounted posted price ($ per tonne)[3]	310	289	250
Operating income	114.7	98.9	73.3
Net income	76.0	66.1	46.8
Cash flows from operating activities[4]	116.0	103.5	80.6
EBITDA[5]	134.7	120.8	93.4
Basic net income per common share	0.63	0.55	0.39
Diluted net income per common share	0.63	0.54	0.38
Number of common shares outstanding, end of period (millions of shares)	119.5	120.0	122.1
Weighted average number of common shares outstanding (millions of shares)	120.0	120.4	121.2
Diluted weighted average number of common shares outstanding (millions of shares)	121.3	122.0	123.5

[1]	Commission sales volumes represent volumes marketed on a commission basis. Commissions earned are included in revenue.

[2]	Average realized methanol price is calculated as revenue, net of commissions earned, divided by the total sales volumes of produced and purchased methanol. Prior to 2005, in-market distribution costs were also deducted from revenue when calculating average realized methanol price for presentation in the Management’s Discussion and Analysis. The presentation of average realized methanol price for prior periods has been restated.

[3]	Represents the average of the non-discounted contract prices that we publish in North America, Europe and Asia Pacific weighted by sales volume.

[4]	Before changes in non-cash working capital.

[5]	EBITDA differs from the most comparable GAAP measure, cash flows from operating activities, primarily because it does not include changes in non-cash working capital and cash flows related to interest expense, interest and other income and income taxes. For a reconciliation of cash flows from operating activities to EBITDA, refer to “Additional Information — Supplemental Non-GAAP Measure”.

METHANEX CORPORATION 2005 FIRST QUARTER REPORT 1

Continued Strong Financial Results

Tight market conditions, high methanol prices and excellent operating performance at our plants resulted in another quarter of strong financial results for Methanex. For the first quarter of 2005 we recorded EBITDA of $134.7 million and net income of $76.0 million (diluted net income per share of $0.63). This compares with EBITDA of $120.8 million and net income of $66.1 million (diluted net income per share of $0.54) for the fourth quarter of 2004 and EBITDA of $93.4 million and net income of $46.8 million (diluted net income per share of $0.38) for the first quarter of 2004.

EBITDA

Commencing with this first quarter 2005 Management’s Discussion and Analysis, we are providing separate discussion of the change in EBITDA related to our Kitimat and New Zealand facilities. Accordingly, the price, cash cost and volume variances described below represent the change in EBITDA excluding the change related to sales of Kitimat and New Zealand produced methanol. The change in cash margin earned by our Kitimat and New Zealand facilities is presented separately. Natural gas is the primary feedstock at our methanol production facilities. Our low cost Chile and Trinidad production hubs are underpinned by long-term low cost take-or-pay natural gas purchase contracts with pricing terms that vary with methanol prices. This relationship enables these facilities to be competitive throughout the methanol price cycle and, accordingly, changes in methanol prices, sales volumes and cash costs for methanol produced at these facilities are the key drivers of changes in our EBITDA. In comparison, our facilities in Kitimat and New Zealand incur higher production costs and their operating results represent a smaller proportion of our EBITDA. We have positioned our New Zealand and Kitimat operations to be flexible and will continue to critically assess our operating plan with consideration given to prevailing market conditions and our ability to generate positive cash margins.

The change in EBITDA for the first quarter of 2005 compared with the fourth quarter of 2004 and the first quarter of 2004 resulted from the following:

	Q1-2005	Q1-2005
	compared with	compared with
($ millions)	Q4-2004	Q1-2004

Increase (decrease) related to changes in:
Average realized methanol price	10	42
Total cash cost	6	(7)
Sales volumes	7	16
Margin earned from Kitimat and New Zealand facilities	(10)	(8)
Margin on the sale of purchased methanol	1	(2)

	14	41

Average realized methanol price

Strong demand and tight supply have resulted in the continuation of a strong methanol price environment during the first quarter of 2005. This favourable price environment continues to be underpinned by high North American natural gas prices and high global energy prices. Our first quarter of 2005 average realized price1 was $262 per tonne compared with $251 per tonne for the fourth quarter of 2004 and $223 per tonne for the first quarter of 2004. The impact on EBITDA of changes in the average realized price for produced methanol is included in the above table.

The methanol industry is highly competitive and prices are affected by supply and demand fundamentals. We publish non-discounted prices for each major methanol market and offer discounts to customers based on various factors. For the first quarter of 2005 our average realized methanol price is approximately 15% lower than our average non-discounted price. This

[1]	Average realized methanol price is calculated as revenue, net of commissions earned, divided by the total sales volumes of produced and purchased methanol. Prior to 2005, in-market distribution costs were also deducted from revenue when calculating average realized methanol price for presentation in the Management’s Discussion and Analysis. The presentation of average realized methanol price for prior periods has been restated.

MANAGEMENT’S DISCUSSION AND ANALYSIS	METHANEX CORPORATION 2005 FIRST QUARTER REPORT 2

compares to approximately 13% lower for the fourth quarter of 2004 and 11% lower for the first quarter of 2004. In order to reduce the impact of cyclical pricing on our earnings, for a portion of our production volume we have positioned ourselves with certain global customers under long-term contracts where prices are either fixed or linked to our costs plus a margin. While the discount from reference prices in the current strong pricing environment has increased, the discount should narrow during periods of lower pricing. We believe it is important to maintain financial flexibility throughout the methanol price cycle and these strategic contracts are a component of our prudent approach to liquidity.

Total cash cost

Maintaining a low cost structure provides a competitive advantage in a commodity industry and is a key element of our strategy. Our low cost production facilities in Chile and Trinidad represent over 80% of our total production capacity. These facilities are underpinned by long-term low cost take-or-pay natural gas purchase agreements with pricing terms that are linked to methanol prices above a pre-determined floor price. We believe this enables these facilities to be competitive throughout the methanol price cycle.

Our total cash costs for the first quarter of 2005 were lower than in the fourth quarter of 2004 and this increased EBITDA by $6 million. The decrease in cash costs primarily relates to lower costs for maintenance, supply chain and general and administrative expenditures, including lower stock-based compensation expense of $2 million.

Our total cash costs for the first quarter of 2005 were higher than in the first quarter of 2004 and this decreased EBITDA by $7 million. The increase in cash costs primarily relates to the impact of higher methanol prices on natural gas costs at our Chile and Trinidad facilities.

Sales volumes

Higher sales volumes of methanol produced from our low cost Chile and Trinidad facilities during the first quarter of 2005 increased EBITDA by $7 million compared with the fourth quarter of 2004 and increased EBITDA by $16 million compared with the first quarter of 2004. Sales volumes of methanol produced from these facilities represented 82% of our total produced product sales volumes for the first quarter of 2005 compared with 70% in the fourth quarter of 2004 and 78% in the first quarter of 2004.

Margin earned from our Kitimat and New Zealand facilities

The cash margin earned from our Kitimat and New Zealand facilities during the first quarter of 2005 was $10 million lower than in the fourth quarter of 2004 and $8 million lower than in the first quarter of 2004. These facilities are generating positive cash margins in the current methanol price environment despite high costs for natural gas. The decrease in cash margin compared with the fourth quarter of 2004 primarily relates to reduced sales volumes of production from New Zealand due to natural gas supply constraints. The decrease in cash margin compared with the first quarter of 2004 is primarily due to lower sales volumes of New Zealand production, higher cash costs in New Zealand and higher natural gas costs for our Kitimat facility. Our costs in New Zealand were lower in the first quarter of 2004 primarily as a result of favourable New Zealand dollar foreign currency forward contracts that expired during 2004.

Margin on the sale of purchased methanol

We purchase additional methanol produced by others on the spot market or through offtake agreements in order to meet customer needs and support our marketing efforts. Consequently, we realize holding gains or losses on the resale of this product depending on the methanol price at the time of resale. The cost for purchased methanol also includes allocated fixed storage and handling costs of approximately $5 per tonne. For the first quarter of 2005 we incurred a loss of $5 million on the sale of 0.3 million tonnes of purchased methanol compared with a loss of $6 million on the sale of 0.4 million tonnes for the fourth quarter of 2004 and a loss of $3 million for the first quarter of 2004 on the sale of 0.5 million tonnes.

MANAGEMENT’S DISCUSSION AND ANALYSIS	METHANEX CORPORATION 2005 FIRST QUARTER REPORT 3

Depreciation and Amortization

Depreciation and amortization expense was $20 million for the first quarter of 2005 compared with $20 million for the same period in 2004.

Interest Expense

The components of interest expense are as follows:

	Three Months Ended
	Mar 31	Mar 31
Interest expense ($ millions)	2005	2004

Interest expense before interest capitalized for plant and equipment under construction	$13	$15
Less capitalized interest:
Chile IV	(4)	(3)
Atlas	—	(4)

Interest expense	$9	$8

Interest and Other Income

Interest and other income for the first quarter of 2005 was $1 million compared with $4 million for the first quarter of 2004. The decrease in interest and other income relates primarily to decreased foreign exchange gains in 2005 compared with 2004.

Income Taxes

The effective income tax rate for the first quarter of 2005 was 29% compared with 33% for the first quarter of 2004. The statutory tax rate in Chile and Trinidad, where we earn substantially all of our pre-tax earnings, is 35%. Our 850,000 tonne per year Titan facility in Trinidad has a tax holiday until July 2005. The Atlas facility in Trinidad has an agreement whereby the tax rate will increase over a ten year period from 0% to 35%.

Production Summary

	Q1-2005		Q4-2004	Q1-2004
(thousands of tonnes)	Capacity[1]	Production	Production	Production

Chile and Trinidad:
Chile I, II and III	740	727	690	696
Titan	210	202	154	190
Atlas (63.1% interest)	265	235	264	—

	1,215	1,164	1,108	886

Other:
New Zealand[2]	131	120	266	289
Kitimat	123	119	122	122

	254	239	388	411

	1,469	1,403	1,496	1,297

Our facilities operated at 96% of operating capacity during the first quarter of 2005. Production from our low cost facilities in Chile and Trinidad was higher during the first quarter of 2005 than in prior periods, representing 83% of our total production compared with 74% for the fourth quarter of 2004 and 68% for the first quarter of 2004.

[1]	Quarterly operating capacity represents the capacity for plants that operated during Q1 2005 calculated for the number of days in the period.

[2]	Quarterly operating capacity for New Zealand includes only the Waitara Valley facility for Q1 2005.

MANAGEMENT’S DISCUSSION AND ANALYSIS	METHANEX CORPORATION 2005 FIRST QUARTER REPORT 4

We have restructured our New Zealand operations over the past two years due to natural gas supply constraints and have reduced our operations to the 530,000 tonne per year Waitara Valley plant. We have positioned the New Zealand operations to be flexible and will continue to critically assess our operating plan during 2005 with consideration given to prevailing market conditions and our ability to generate positive cash margins. Until the end of 2005, we are obligated to supply ammonia under an off take agreement with the former owner of the ammonia production assets located adjacent to our Kitimat methanol facility. From the end of 2005, we have operating flexibility for the Kitimat facility.

Supply/Demand Fundamentals

We continue to operate in an environment of strong demand, high methanol prices and favourable industry fundamentals. A number of unplanned outages contributed to the continuation of tight market conditions and high methanol prices during the first quarter of 2005. Our 840,000 tonne per year Chile IV facility, which is currently being commissioned, will be the next significant increment of industry supply and we plan to begin shipping methanol to our customers during the second quarter. The next large scale methanol plant expected to be completed in 2005 is the 1.8 million tonne MHTL plant in Trinidad. We believe that the impact of these supply additions in 2005 will be largely offset by increased demand and further shutdowns of higher cost methanol facilities. In North America alone, approximately 3.4 million tonnes of capacity continues to operate and we believe it is likely that 1.1 million tonnes of this capacity will shut down with the start-up of MHTL’s plant in Trinidad.

In addition to these large-scale capacity additions there are a number of smaller-scale plants in China expected to be completed during 2005. We continue to believe that Chinese methanol capacity additions should not significantly impact the global supply/demand balance due to increased demand for methanol in China and difficulties associated with exporting methanol from China. These difficulties include product quality and plant reliability issues as well as a high cost structure.

The Methanex non-discounted reference prices for April 2005 are $316 per tonne ($0.95 per gallon) in the United States and $302 per tonne in Asia. In Europe, the April 2005 contract transaction price was held at #eu#230 (US$304 per tonne at the time of settlement compared with US$309 at January 2005). Currently, spot prices in the United States are approximately $293 per tonne ($0.88 per gallon) and spot prices in Europe (FOB Rotterdam) are approximately #eu#210 per tonne. Prices in Asia are currently between $280 and $290 per tonne.

Methanex Non Discounted Regional Posted Contract Prices

	Apr	Jan
US$ per tonne	2005	2005

United States	$316	$316
Europe*	$304	$309
Asia	$302	$302

*	The European contract transaction price is #eu#230 at January and April 2005 and is presented in the above table in United States dollars converted at the date of settlement.

Liquidity and Capital Resources

Cash flows from operating activities before changes in non-cash working capital in the first quarter of 2005 were $116 million compared with $81 million for the same period in 2004. The improvement in cash flows from operating activities is primarily the result of higher levels of earnings.

During the first quarter of 2005, we repurchased for cancellation 1.3 million shares at an average price of US$18.54 per share under a normal course issuer bid that expires May 16, 2005. At March 31, 2005, we have repurchased a total of 7.5 million common shares under this bid with a maximum allowable repurchase of 12.2 million common shares. Also during the first quarter, we paid a quarterly dividend of US$0.08 per share, or approximately $10 million.

Capital expenditures for Chile IV during the first quarter of 2005 were $12 million and remaining costs to complete the construction of Chile IV at March 31, 2005 are estimated to be $40 million.

MANAGEMENT’S DISCUSSION AND ANALYSIS	METHANEX CORPORATION 2005 FIRST QUARTER REPORT 5

We have excellent financial capacity and flexibility. Our cash balance at March 31, 2005 was $257 million and we have an undrawn $250 million credit facility. The planned capital maintenance expenditure program directed towards major maintenance, turnarounds and catalyst changes is estimated to total approximately $75 million for the period to the end of 2007. We have $250 million of public bonds due August 2005 and are currently reviewing our refinancing options.

We have the financial capacity to complete Chile IV and our capital maintenance spending program, pursue new opportunities to enhance our strategic position in the methanol industry and continue to deliver on our commitment to maintain a prudent balance sheet and return excess cash to shareholders.

The credit ratings for our unsecured notes at March 31, 2005 were as follows:

Standard & Poor’s Rating Services	BBB- (stable)
Moody’s Investor Services	Ba1 (stable)
Fitch Ratings	BBB (stable)

Credit ratings are not recommendations to purchase, hold or sell securities and do not comment on market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future.

Short-term Outlook

We are currently operating in an environment of strong demand, tight supply conditions and high methanol prices. Global inventory levels are low and we believe that several turnarounds are scheduled for the second quarter that will limit the rebuilding of global inventories. We expect that the impact of planned new capacity additions during 2005 is likely to be largely offset by further shutdowns of higher cost methanol production and increased demand. The methanol price will ultimately depend on industry operating rates, the rate of industry restructuring and the strength of global demand. We believe that our excellent financial position and financial flexibility, outstanding global supply network and low-cost position will ensure that Methanex continues to be the leader in the methanol industry.

April 28, 2005

MANAGEMENT’S DISCUSSION AND ANALYSIS	METHANEX CORPORATION 2005 FIRST QUARTER REPORT 6

Additional Information

Supplemental Non-gaap Measure

In addition to providing measures prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), Methanex presents a supplemental non-GAAP measure, EBITDA. This supplemental non-GAAP measure does not have a standardized meaning prescribed by GAAP and therefore is unlikely to be comparable to similar measures presented by other companies. Management believes this measure is useful in assessing performance and highlighting trends on an overall basis. Management also believes EBITDA is frequently used by securities analysts and investors when comparing our results with those of other companies. EBITDA differs from the most comparable GAAP measure, cash flows from operating activities, primarily because it does not include changes in non-cash working capital and cash flows related to interest expense, interest and other income and income taxes. This measure should be considered in addition to, and not as a substitute for, net income, cash flows from operating activities and other measures of financial performance and liquidity reported in accordance with GAAP.

EBITDA

The following table shows a reconciliation of cash flows from operating activities to EBITDA:

	Three Months Ended
	Mar 31	Dec 31	Mar 31
($ thousands)	2005	2004	2004

Cash flows from operating activities	$93,821	$114,463	$54,354
Add (deduct):
Changes in non-cash working capital	22,215	(10,928)	26,292
Other non-cash operating expenses	(4,500)	(4,638)	(1,634)
Interest expense	9,061	9,297	7,829
Interest and other income	(1,262)	(2,127)	(3,990)
Income taxes – current	15,365	14,702	10,500

EBITDA	$134,700	$120,769	$93,351

Quarterly Financial Data (unaudited)

A summary of selected financial information for the prior eight quarters is as follows:

	Three Months Ended
	Mar 31	Dec 31	Sep 30	Jun 30
($ thousands, except per share amounts)	2005	2004	2004	2004

Revenue	$438,300	$485,408	$428,840	$412,283
Net income	76,032	66,061	71,178	52,375
Basic net income per common share	0.63	0.55	0.59	0.43
Diluted net income per common share	0.63	0.54	0.58	0.42

	Three Months Ended
	Mar 31	Dec 31	Sep 30	Jun 30
($ thousands, except per share amounts)	2004	2003	2003	2003

Revenue	$392,953	$358,421	$340,180	$377,603
Net income (loss)	46,830	(111,696)	(9,253)	48,415
Basic net income (loss) per common share	0.39	(0.93)	(0.08)	0.38
Diluted net income (loss) per common share	0.38	(0.93)	(0.08)	0.37

Our quarterly revenues are not materially impacted by seasonality.

MANAGEMENT’S DISCUSSION AND ANALYSIS	METHANEX CORPORATION 2005 FIRST QUARTER REPORT 7

Forward-Looking Statements

Statements made in this document that are based on our current expectations, estimates and projections constitute forward-looking statements. Forward-looking statements are based on our experience and perception of trends, current conditions, expected future developments and other factors. By their nature, forward-looking statements involve uncertainties and risks that may cause the stated outcome to differ materially from the actual outcome.

Important factors that can cause anticipated outcomes to differ materially from actual outcomes include worldwide economic conditions; conditions in the methanol and other industries, including the supply and demand balance for methanol; actions of competitors; changes in laws or regulations; the ability to implement business strategies, pursue business opportunities and maintain and enhance our competitive advantages; the risks attendant with methanol production and marketing, including operational disruption; the risks associated with carrying out capital expenditure projects, including completing the Chile IV project on time and on budget; availability and price of natural gas feedstock; foreign exchange risk; raw material and other production costs; transportation costs; the ability to attract and retain qualified personnel; the risks associated with investments and operations in multiple jurisdictions and other risks that we may describe in publicly available documents filed from time to time with securities commissions.

Having in mind these and other factors, many of which are described in this document, readers are cautioned not to place undue reliance on forward-looking statements. We do not guarantee that anticipated outcomes made in forward-looking statements will be realized.

MANAGEMENT’S DISCUSSION AND ANALYSIS	METHANEX CORPORATION 2005 FIRST QUARTER REPORT 8

Methanex Corporation
Consolidated Statements of Income (unaudited)
(thousands of U.S. dollars, except number of shares and per share amounts)

	THREE MONTHS ENDED
	MAR 31	MAR 31
	2005	2004

Revenue	$438,300	$392,953
Cost of sales and operating expenses	303,600	299,602
Depreciation and amortization	19,953	20,064

Operating income before undernoted items	114,747	73,287
Interest expense (note 7)	(9,061)	(7,829)
Interest and other income	1,262	3,990

Income before income taxes	106,948	69,448
Income taxes:
Current	(15,365)	(10,500)
Future	(15,551)	(12,118)

	(30,916)	(22,618)

Net income	$76,032	$46,830

Net income per common share:
Basic	$0.63	$0.39
Diluted	$0.63	$0.38

Weighted average number of common shares outstanding:
Basic	119,963,717	121,170,437
Diluted	121,289,236	123,501,408

Period end number of common shares outstanding	119,461,292	122,096,242

CONSOLIDATED FINANCIAL STATEMENTS	METHANEX CORPORATION 2005 FIRST QUARTER REPORT 9

Methanex Corporation
Consolidated Balance Sheets
(thousands of U.S. dollars)

	MAR 31	DEC 31
	2005	2004
	(unaudited)
Assets

Current assets:
Cash and cash equivalents	$257,414	$210,049
Receivables	259,617	293,207
Inventories	150,327	142,164
Prepaid expenses	11,187	16,480

	678,545	661,900
Property, plant and equipment (note 2)	1,368,845	1,366,787
Other assets	93,890	96,194

	$2,141,280	$2,124,881

Liabilities And Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$180,370	$230,758
Current maturities on long-term debt and other long-term liabilities	273,692	268,303

	454,062	499,061
Long-term debt (note 4)	350,948	350,868
Other long-term liabilities	57,205	60,170
Future income taxes	281,089	265,538
Shareholders’ equity:
Capital stock	524,956	523,255
Contributed surplus	2,873	3,454
Retained earnings	470,147	422,535

	997,976	949,244

	$2,141,280	$2,124,881

CONSOLIDATED FINANCIAL STATEMENTS	METHANEX CORPORATION 2005 FIRST QUARTER REPORT 10

Methanex Corporation
Consolidated Statements Of Shareholders’ Equity (Unaudited)
(thousands of U.S. dollars, except number of common shares)

	NUMBER OF				TOTAL
	COMMON	CAPITAL	CONTRIBUTED	RETAINED	SHAREHOLDERS’
	SHARES	STOCK	SURPLUS	EARNINGS	EQUITY

Balance, December 31, 2003	120,007,767	$499,258	$7,234	$279,039	$785,531
Year ended December 31, 2004
Net income	—	—	—	236,444	236,444
Compensation expense related to stock options included in net income	—	—	1,738	—	1,738
Proceeds on issue of shares on exercise of stock options	6,158,250	44,654	—	—	44,654
Reclassification of grant date fair value on exercise of stock options	—	5,518	(5,518)	—	—
Payment for shares repurchased	(6,143,600)	(26,175)	—	(59,545)	(85,720)
Dividend payments	—	—	—	(33,403)	(33,403)

Balance, December 31, 2004	120,022,417	523,255	3,454	422,535	949,244
Three months ended March 31, 2005
Net income	—	—	—	76,032	76,032
Compensation expense related to stock options included in net income	—	—	530	—	530
Proceeds on issue of shares on exercise of stock options	760,375	6,269	—	—	6,269
Reclassification of grant date fair value on exercise of stock options	—	1,111	(1,111)	—	—
Payment for shares repurchased	(1,321,500)	(5,679)	—	(18,821)	(24,500)
Dividend payments	—	—	—	(9,599)	(9,599)

Balance, March 31, 2005	119,461,292	$524,956	$2,873	$470,147	$997,976

CONSOLIDATED FINANCIAL STATEMENTS	METHANEX CORPORATION 2005 FIRST QUARTER REPORT 11

Methanex Corporation
Consolidated Statements Of Cash Flows (unaudited)
(thousands of U.S. dollars)

	THREE MONTHS ENDED
	MAR 31	MAR 31
	2005	2004

Cash Flows From Operating Activities
Net income	$76,032	$46,830
Add:
Depreciation and amortization	19,953	20,064
Future income taxes	15,551	12,118
Other	4,500	1,634

Cash flows from operating activities before undernoted changes	116,036	80,646
Receivables	33,590	(17,123)
Inventories	(7,439)	(19,349)
Prepaid expenses	5,293	1,180
Accounts payable and accrued liabilities	(53,659)	9,000

	93,821	54,354

Cash Flows From Financing Activities
Repayment of limited recourse long-term debt	—	(182,758)
Release of restricted cash	—	14,258
Proceeds on issue of limited recourse long-term debt	—	4,260
Proceeds on issue of shares on exercise of stock options	6,269	16,243
Payment for shares repurchased	(24,500)	—
Dividend payments	(9,599)	(7,323)
Repayment of other long-term liabilities	(932)	(3,913)

	(28,762)	(159,233)

Cash Flows From Investing Activities
Plant and equipment under construction	(12,192)	(31,331)
Property, plant and equipment	(8,478)	(3,232)
Accounts payable and accrued liabilities related to capital expenditures	3,271	862
Other assets	(295)	—

	(17,694)	(33,701)

Increase (decrease) in cash and cash equivalents	47,365	(138,580)
Cash and cash equivalents, beginning of period	210,049	287,863

Cash and cash equivalents, end of period	$257,414	$149,283

Supplementary Cash Flow Information
Interest paid, net of capitalized interest	$20,112	$25,262
Income taxes paid, net of amounts refunded	$6,739	$5,205

CONSOLIDATED FINANCIAL STATEMENTS	METHANEX CORPORATION 2005 FIRST QUARTER REPORT 12

Methanex Corporation
Notes to Consolidated Financial Statements (unaudited)

Except where otherwise noted, tabular dollar amounts are stated in thousands of United States dollars.

1. Basis of presentation:

These interim consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada on a basis consistent with those followed in the most recent annual consolidated financial statements. These interim consolidated financial statements do not include all note disclosures required by Canadian generally accepted accounting principles for annual financial statements, and therefore should be read in conjunction with the annual consolidated financial statements included in the Methanex Corporation 2004 Annual Report. During 2004, we changed our financial statement presentation to include in-market distribution costs in cost of sales and operating expenses rather than as a reduction to revenue. Prior periods have been restated.

2. Property, plant and equipment:

		Accumulated
	Cost	Depreciation	Net Book Value

March 31, 2005
Plant and equipment	$2,427,980	$1,320,148	$1,107,832
Plant and equipment under construction	234,635	—	234,635
Other	56,622	30,244	26,378

	$2,719,237	$1,350,392	$1,368,845

December 31, 2004
Plant and equipment	$2,422,148	$1,302,701	$1,119,447
Plant and equipment under construction	222,443	—	222,443
Other	53,976	29,079	24,897

	$2,698,567	$1,331,780	$1,366,787

3. Interest in Atlas joint venture:

The Company has a 63.1% joint venture interest in Atlas Methanol Company (Atlas). The joint venture has constructed a 1.7 million tonne per year methanol plant in Trinidad that began operations in July 2004.

Included in the consolidated financial statements are the following amounts representing the Company’s proportionate interest in the Atlas joint venture:

	Mar 31, 2005	Dec 31, 2004

Consolidated Balance Sheets:
Cash and cash equivalents	$23,648	$13,981
Other current assets	28,137	21,677
Property, plant and equipment	282,744	284,336
Other assets	14,771	14,930
Current liabilities, excluding current maturities on long-term debt	14,339	30,112
Long-term debt, including current maturities	159,012	159,012

METHANEX CORPORATION 2005 FIRST QUARTER REPORT 13

3. Interest in Atlas joint venture (continued):

	Three Months Ended
	Mar 31, 2005	Mar 31, 2004

Consolidated Statements of Income:

Revenue	$60,684	$—
Expenses	34,682	—

Net income	$26,002	$—

Consolidated Statements of Cash Flows:
Cash inflows from operating activities	$7,112	$—
Cash inflows from financing activities	—	4,260
Cash outflows from investing activities	(1,592)	(22,347)

4. Long-term debt:

	Mar 31, 2005	Dec 31, 2004

Unsecured notes	$449,954	$449,920
Atlas limited recourse debt facilities	159,012	159,012

	608,966	608,932
Less current maturities	(258,018)	(258,064)

	$350,948	$350,868

The limited recourse debt facilities of Atlas are described as limited recourse as they are secured only by the assets of the joint venture.

5. Net income per common share:

A reconciliation of the weighted average number of common shares outstanding is as follows:

	Three Months Ended
	Mar 31, 2005	Mar 31, 2004

Denominator for basic net income per common share	119,963,717	121,170,437
Effect of dilutive stock options	1,325,519	2,330,971

Denominator for diluted net income per common share	121,289,236	123,501,408

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	METHANEX CORPORATION 2005 FIRST QUARTER REPORT 14

6.	Stock-based compensation:

(a)	Stock options:

i)	Incentive stock options:

Common shares reserved for outstanding incentive stock options at March 31, 2005:

	Options Denominated in CAD$		Options Denominated in US$
	Number of	Weighted Average	Number of	Weighted Average
	Stock Options	Exercise Price	Stock Options	Exercise Price

Outstanding at December 31, 2004	784,675	$10.82	1,397,000	$8.36
Granted	—	—	652,750	17.73
Exercised	(311,550)	12.26	(370,325)	7.81
Cancelled	(15,500)	14.63	—	—

Outstanding at March 31, 2005	457,625	$9.70	1,679,425	$12.13

As at March 31, 2005, 457,625 incentive stock options denominated in CAD$ and 730,475 incentive stock options denominated in US$ had vested and were exercisable at average prices of CAD$9.70 and US$8.11, respectively.

ii)	Performance stock options:

Common shares reserved for outstanding performance stock options at March 31, 2005:

	Number of	Average exercise
	Stock Options	Price (CAD$)

Outstanding at December 31, 2004	204,000	$4.47
Exercised	(78,500)	4.47

Outstanding at March 31, 2005	125,500	$4.47

As at March 31, 2005, all outstanding performance stock options have vested and are exercisable.

iii)	Compensation expense related to stock options:

Compensation expense related to stock options included in cost of sales and operating expenses is $0.5 million for the three month period ended March 31, 2005 (2004 — $0.7 million). The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2005	2004

Risk-free interest rate	4%	3%
Expected dividend yield	2%	2%
Expected life	5 years	5 years
Expected volatility	43%	35%

For the three month period ended March 31, 2005, the weighted average grant date fair value of stock options granted was US$6.59 per share (2004 — US$3.63 per share).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	METHANEX CORPORATION 2005 FIRST QUARTER REPORT 15

6.	Stock-based compensation (continued):

(b)	Deferred and restricted share units:

Deferred and restricted share units outstanding at March 31, 2005 are as follows:

	Number of	Number of
	Deferred Share	Restricted Share
	Units	Units

Outstanding at December 31, 2004	455,519	1,014,313
Granted	73,912	561,150
Dividend equivalents	1,876	4,167
Redeemed	—	(8,366)

Outstanding at March 31, 2005	531,307	1,571,264

The fair value of deferred and restricted share units at March 31, 2005 was $41.2 million compared with an accrued value of $19.2 million. Compensation expense related to deferred and restricted share units included in cost of sales and operating expenses is $4.0 million for the three month period ended March 31, 2005 (2004 — $2.1 million). Included in compensation expense for the three month period ended March 31, 2005 is $1.9 million (2004 — $0.1 million), related to the increase in our share price since the date of grant.

7.	Interest expense:

	Three Months Ended
	Mar 31, 2005	Mar 31, 2004

Interest expense before capitalized interest	$13,267	$14,764
Less capitalized interest	(4,206)	(6,935)

	$9,061	$7,829

8.	Retirement plans:

Total net pension expense for the Company’s defined benefit and defined contribution pension plans during the three month period ended March 31, 2005 was $1.0 million (2004 — $1.6 million).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	METHANEX CORPORATION 2005 FIRST QUARTER REPORT 16

Methanex Corporation

Quarterly History (unaudited)

	Q1 2005	2004	Q4	Q3	Q2	Q1	2003	Q4	Q3	Q2	Q1

Methanol Sales Volumes
(thousands of tonnes)

Company produced	1,375	5,298	1,531	1,307	1,233	1,227	4,933	1,328	1,200	1,211	1,194
Purchased product	296	1,960	402	423	600	535	1,392	399	350	332	311
Commission sales[1]	145	169	128	41	—	—	254	—	—	55	199

	1,816	7,427	2,061	1,771	1,833	1,762	6,579	1,727	1,550	1,598	1,704

Methanol Production
(thousands of tonnes)

Chile	727	2,692	690	640	666	696	2,704	640	624	732	708
Titan, Trinidad	202	740	154	176	220	190	577	222	202	153	—
Atlas, Trinidad (63.1%)	235	421	264	157	—	—	—	—	—	—	—
New Zealand	120	1,088	266	304	229	289	968	158	229	225	356
Kitimat	119	486	122	121	121	122	449	109	91	122	127

	1,403	5,427	1,496	1,398	1,236	1,297	4,698	1,129	1,146	1,232	1,191

Methanol Price[2]
($/tonne)	262	237	251	248	225	223	224	208	219	245	227
($/gallon)	0.79	0.71	0.75	0.75	0.68	0.67	0.67	0.63	0.66	0.74	0.68

Per Share Information ($ per share)
Basic net income (loss)	$0.63	1.95	0.55	0.59	0.43	0.39	0.01	(0.93)	(0.08)	0.38	0.59
Diluted net income (loss)	$0.63	1.92	0.54	0.58	0.42	0.38	0.01	(0.93)	(0.08)	0.37	0.57

[1]	Commission sales volumes include the 36.9% of production from Atlas that we do not own. Commission sales volumes prior to 2004 represents commission sales of production from Titan Methanol Company prior to our acquisition of Titan effective May 1, 2003.

[2]	Average realized methanol price is calculated as revenue, net of commissions earned, divided by the total sales volumes of produced and purchased methanol. Prior to 2005, in-market distribution costs were also deducted from revenue when calculating average realized methanol price for presentation in the Management’s Discussion and Analysis. The presentation of average realized methanol price for prior periods has been restated.

QUARTERLY HISTORY	METHANEX CORPORATION 2005 FIRST QUARTER REPORT 17